Exhibit 99.1

Mogo Inc.

Interim Condensed Consolidated Statements of Financial Position

(Unaudited)

(Expressed in thousands of Canadian Dollars)

	Note	June 30, 2023	December 31, 2022
Assets
Cash and cash equivalent		21,093	29,268
Restricted cash		990	1,578
Loans receivable, net	4	55,856	56,841
Prepaid expenses, and other receivables and assets		13,768	12,391
Investment portfolio	15	13,473	12,520
Investment accounted for using the equity method	14	16,722	24,989
Property and equipment	5	463	1,101
Right-of-use assets		1,890	2,622
Intangible assets	6	39,243	41,829
Goodwill		38,355	38,355
Total assets		201,853	221,494

Liabilities
Accounts payable, accruals and other		21,044	20,982
Lease liabilities		2,989	3,280
Credit facility	7	44,977	46,180
Debentures	8	36,793	38,266
Derivative financial liabilities	9	208	419
Deferred tax liability		1,225	1,481
Total liabilities		107,236	110,608

Equity
Share capital	17a	390,892	391,243
Contributed surplus		34,119	33,025
Foreign currency translation reserve		439	559
Deficit		(330,833)	(313,941)
Total equity		94,617	110,886
Total equity and liabilities		201,853	221,494

Approved on Behalf of the Board

Signed by “Greg Feller” , Director

Signed by “Christopher Payne” , Director

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Mogo Inc.

Interim Condensed Consolidated Statements of Operations and Comprehensive Income (Loss)

(Unaudited)

(Expressed in thousands of Canadian Dollars, except per share amounts)

		Three months ended		Six months ended
	Note	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Revenue
Subscription and services		9,633	10,334	19,079	20,993
Interest revenue		6,375	6,956	12,805	13,553
	10a	16,008	17,290	31,884	34,546
Cost of revenue
Provision for loan losses, net of recoveries	4	2,998	4,191	5,564	7,088
Transaction costs		1,067	1,758	2,509	3,796
		4,065	5,949	8,073	10,884
Gross profit		11,943	11,341	23,811	23,662
Operating expenses
Technology and development		2,792	3,301	5,849	6,648
Marketing		719	3,436	1,285	8,112
Customer service and operations		2,784	3,583	5,633	7,604
General and administration		3,804	5,155	8,183	10,975
Stock-based compensation	17c	801	2,574	1,094	6,185
Depreciation and amortization	5,6	2,204	3,146	4,577	6,325
Total operating expenses	11	13,104	21,195	26,621	45,849
Loss from operations		(1,161)	(9,854)	(2,810)	(22,187)
Other expenses (income)
Credit facility interest expense	7	1,493	1,039	2,948	1,972
Debenture and other financing expense	8,18	831	846	1,609	1,657
Accretion related to debentures	8	234	311	507	620
Share of (income) loss in investment accounted for using the equity method	14	(207)	8,766	2,972	14,329
Revaluation (gain) loss	12	(255)	3,397	(1,508)	2,249
Impairment of investment accounted for using the equity method		5,295	26,749	5,295	26,749
Other non-operating expense	13	1,486	993	2,457	1,137
		8,877	42,101	14,280	48,713
Net loss before tax		(10,038)	(51,955)	(17,090)	(70,900)
Income tax recovery		(30)	(84)	(198)	(159)
Net loss		(10,008)	(51,871)	(16,892)	(70,741)
Other comprehensive income:
Items that will not be reclassified subsequently to profit or loss:
Unrealized revaluation loss on digital assets		—	(370)	—	(468)
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency transaction reserve (loss) gain		89	388	(120)	778
Other comprehensive (loss) income		89	18	(120)	310
Total comprehensive loss		(9,919)	(51,853)	(17,012)	(70,431)
Net loss per share
Basic loss per share		(0.13)	(0.68)	(0.23)	(0.92)
Diluted loss per share		(0.13)	(0.68)	(0.23)	(0.92)
Weighted average number of basic common shares (in 000s)		74,971	76,743	74,974	76,719
Weighted average number of fully diluted common shares (in 000s)		74,971	76,743	74,974	76,719

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Mogo Inc.

Interim Condensed Consolidated Statements of Changes in Equity (Deficit)

(Unaudited)

(Expressed in thousands of Canadian Dollars, except share amounts)

	Number of shares, net of treasury shares (000s)	Share capital	Contributed surplus	Revaluation reserve	Foreign currency translation reserve	Deficit	Total
Balance, December 31, 2022	74,675	391,243	33,025	—	559	(313,941)	110,886
Net loss	—	—	—	—	—	(16,892)	(16,892)
Purchase of common shares for cancellation (Note 17a)	(360)	(351)	—	—	—	—	(351)
Cancellation of replacement awards	(8)	—	—	—	—	—	—
Foreign currency translation reserve	—	—	—	—	(120)	—	(120)
Stock-based compensation (Note 17c)	—	—	1,094	—	—	—	1,094
Balance, June 30, 2023	74,307	390,892	34,119	—	439	(330,833)	94,617

	Number of shares, net of treasury shares (000s)	Share capital	Contributed surplus	Revaluation reserve	Foreign currency translation reserve	Deficit	Total
Balance, March 31, 2023	74,668	391,243	33,318	—	350	(320,825)	104,086
Net loss	—	—	—	—	—	(10,008)	(10,008)
Purchase of common shares for cancellation (Note 17a)	(360)	(351)	—	—	—	—	(351)
Cancellation of replacement awards	(1)	—	—	—	—	—	—
Foreign currency translation reserve	—	—	—	—	89	—	89
Stock-based compensation (Note 17c)	—	—	801	—	—	—	801
Balance, June 30, 2023	74,307	390,892	34,119	—	439	(330,833)	94,617

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

	Number of shares, net of treasury shares (000s)	Share capital	Contributed surplus	Revaluation reserve	Foreign currency translation reserve	Deficit	Total
Balance, December 31, 2021	76,391	392,628	24,486	468	458	(148,263)	269,777
Net loss	—	—	—	—	—	(70,741)	(70,741)
Purchase of common shares for cancellation	(800)	(955)	—	—	—	—	(955)
Cancellation of replacement awards	(3)	—	—	—	—	—	—
Foreign currency translation reserve	—	—	—	—	778	—	778
Revaluation reserve	—	—	—	(468)	—	—	(468)
Stock-based compensation (Note 17c)	—	—	6,185	—	—	—	6,185
Options and RSUs exercised or converted	62	136	(68)	—	—	—	68
Balance, June 30, 2022	75,650	391,809	30,603	—	1,236	(219,004)	204,644

	Number of shares, net of treasury shares (000s)	Share capital	Contributed surplus	Revaluation reserve	Foreign currency translation reserve	Deficit	Total
Balance, March 31, 2022	76,451	392,674	28,031	370	848	(167,133)	254,790
Net loss	—	—	—	—	—	(51,871)	(51,871)
Purchase of common shares for cancellation (Note 17a)	(800)	(955)	—	—	—	—	(955)
Forfeiture of common shares	(3)	—	—	—	—	—	—
Foreign currency translation reserve	—	—	—	—	388	—	388
Revaluation reserve	—	—	—	(370)	—	—	(370)
Stock-based compensation (Note 17c)	—	—	2,574	—	—	—	2,574
Options and RSUs exercised of converted	2	90	(2)	—	—	—	88
Balance, June 30, 2022	75,650	391,809	30,603	—	1,236	(219,004)	204,644

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Mogo Inc.

Interim Condensed Consolidated Statements of Cash Flows

(Unaudited)

(Expressed in thousands of Canadian Dollars)

		Three months ended		Six months ended
Cash provided by (used in) the following activities:	Note	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Operating activities
Net loss		(10,008)	(51,871)	(16,892)	(70,741)
Items not affecting cash and other items:
Depreciation and amortization	5,6	2,204	3,146	4,577	6,326
Provision for loan losses	4	3,176	4,342	5,994	7,431
Credit facility interest expense	7	1,493	1,039	2,948	1,972
Debenture and other financing expense	8,18	831	846	1,609	1,656
Accretion related to debentures	8	234	311	507	621
Share of (income) loss in investment accounted for using the equity method	14	(207)	8,766	2,972	14,329
Stock-based compensation expense	17c	801	2,574	1,094	6,185
Revaluation (gain) loss	12	(255)	3,397	(1,508)	2,249
Impairment of investment using the equity method		5,295	26,749	5,295	26,749
Other non-operating expense	13	1,217	77	1,811	77
Income tax recovery		(30)	(84)	(198)	(159)
		4,751	(708)	8,209	(3,305)
Changes in:
Net issuance of loans receivable		(3,939)	(6,250)	(5,007)	(10,431)
Prepaid expenses, and other receivables and assets		641	(1,291)	(1,567)	(4,322)
Accounts payable, accruals and other		(1,076)	1,154	(619)	1,332
Restricted cash		(54)	281	588	352
		323	(6,814)	1,604	(16,374)
Interest paid		(2,067)	(1,892)	(4,357)	(3,623)
Income taxes paid		(69)	(20)	(59)	(47)
Net cash used in operating activities		(1,813)	(8,726)	(2,812)	(20,044)

Investing activities
Investment in intangible assets	6	(702)	(2,053)	(1,585)	(4,437)
Cash invested in investment portfolio	15	—	(63)	—	(1,837)
Purchases of property and equipment	5	—	(65)	(8)	(342)
Net cash used in investing activities		(702)	(2,181)	(1,593)	(6,616)

Financing activities
Lease liabilities – principal payments		(147)	(176)	(292)	(345)
Repayments on debentures	8	(612)	(454)	(1,615)	(971)
Net (repayments) advances on credit facility	7	407	1,557	(1,452)	2,548
Repurchase of common shares	17a	(351)	(955)	(351)	(955)
Proceeds from exercise of options		—	74	—	74
Net cash (used in) provided by financing activities		(703)	46	(3,710)	351

Effect of exchange rate fluctuations on cash and cash equivalents		(36)	841	(60)	1,017
Net decrease in cash and cash equivalent		(3,254)	(10,020)	(8,175)	(25,292)
Cash and cash equivalent, beginning of period		24,347	52,490	29,268	67,762
Cash and cash equivalent, end of period		21,093	42,470	21,093	42,470

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and six months ended June 30, 2023 and 2022

1.
Nature of operations

Mogo Inc. (“Mogo” or the "Company") was continued under the Business Corporations Act (British Columbia) on June 21, 2019 in connection with the combination with Mogo Finance Technology Inc. The address of the Company's registered office is Suite 1700, Park Place, 666 Burrard Street, Vancouver, British Columbia, Canada, V6C 2X8. The Company’s common shares (the “Common Shares”) are listed on the Toronto Stock Exchange (“TSX”) and the Nasdaq Capital Market under the symbol “MOGO”.

Mogo, one of Canada’s leading digital finance companies, is empowering its members with simple digital solutions to help them build wealth and achieve financial freedom. Mogo’s stock trading app, MogoTrade, offers Canadians the simplest and lowest cost way to invest while making a positive impact with every investment. Together with Moka, Mogo’s wholly-owned subsidiary bringing automated, fully-managed flat-fee investing to Canadians, they form the heart of Mogo’s digital wealth platform. Mogo also offers digital loans and mortgages. Through Mogo’s wholly-owned subsidiary, Carta Worldwide, we also offer a digital payments platform that powers next-generation card programs for both established global corporations and innovative fintech companies in Europe and Canada. To learn more, please visit mogo.ca or download the mobile app (iOS or Android).

2.
Basis of presentation

Statement of compliance

These interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standards ("IAS") 34, Interim Financial Reporting. The policies applied in these interim condensed consolidated financial statements were based on IFRS issued and outstanding at June 30, 2023.

The Company presents its interim condensed consolidated statements of financial position on a non-classified basis in order of liquidity.

These interim condensed consolidated financial statements were authorized by the Board of Directors (the “Board”) to be issued on August 10, 2023.

These interim condensed financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. Should the Company be unable to continue as a going concern, it may be unable to realize the carrying value of its assets and to meet its liabilities as they become due in the normal course.

Management routinely plans future activities which includes forecasting future cash flows. Management has reviewed their plan and has collectively formed a judgment that the Company has adequate resources to continue as a going concern for the foreseeable future, which management has defined as being at least the next 12 months. In arriving at this judgment, management has considered the following: (i) cash flow projections of the Company, which incorporates a rolling forecast and detailed cash flow modeling through the next 12 months from the date of these interim condensed consolidated financial statements, and (ii) the base of investors and debt lenders historically available to the Company. The expected cash flows have been modeled based on anticipated revenue and profit streams with debt programmed into the model. Refer to Notes 7, 8, and 16 for details on amounts that may come due in the next 12 months.

For these reasons, the Company continues to adopt a going concern basis in preparing the interim condensed consolidated financial statements.

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and six months ended June 30, 2023 and 2022

2.
Basis of presentation (Continued from previous page)

Functional and presentation currency

These interim condensed consolidated financial statements are presented in Canadian dollars. The functional currency of each subsidiary is determined based on the currency of the primary economic environment in which that subsidiary operates. The functional currency of each subsidiary that is not in Canadian dollars is as follows: Carta Financial Services Ltd. (GBP), Carta Solutions Processing Services Cyprus Ltd. (EUR), Carta Solutions Processing Services Corp. (MAD), Carta Solutions Singapore PTE. Ltd. (SGD), Carta Americas Inc. (USD), Moka Financial Technologies Europe (EUR), Moka Asset Management Europe B.V. (EUR), and Tactex Advisors Inc. (USD).

3.
Significant accounting policies

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2022.

Significant accounting judgements, estimates and assumptions

The preparation of the interim condensed consolidated financial statements requires management to make estimates, assumptions and judgments that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amount of revenues and expenses during the period. The critical accounting estimates and judgments have been set out in the notes to the Company’s consolidated financial statements for the year ended December 31, 2022.

New and amended standards and interpretations

Certain new or amended standards and interpretations became effective on January 1, 2023, but do not have an impact on the interim condensed consolidated financial statements of the Company. The Company has not adopted any standards or interpretations that have been issued but are not yet effective.

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and six months ended June 30, 2023 and 2022

4.
Loans receivable

Loans receivable represent unsecured installment loans and lines of credit advanced to customers in the normal course of business. Current loans are defined as loans to customers with terms of one year or less, while non-current loans are those with terms exceeding one year. The breakdown of the Company’s gross loans receivable as at June 30, 2023 and December 31, 2022 are as follows:

	As at
	June 30, 2023	December 31, 2022
Current (terms of one year or less)	66,984	69,693
Non-current (terms exceeding one year)	192	221
	67,176	69,914

The following table provides a breakdown of gross loans receivable and allowance for loan losses by aging bucket, which represents our assessment of credit risk exposure and by their IFRS 9 – Financial Instruments expected credit loss measurement stage. The entire loan balance of a customer is aged in the same category as its oldest individual past due payment, to align with the stage groupings used in calculating the allowance for loan losses under IFRS 9. Stage 3 gross loans receivable include net balances outstanding and still anticipated to be collected for loans previously charged off and these are carried in gross receivables at the net expected collectable amount with no associated allowance.

		As at June 30, 2023
Risk Category	Days past due	Stage 1	Stage 2	Stage 3	Total
Strong	Not past due	54,099	—	—	54,099
Lower risk	1-30 days past due	2,636	—	—	2,636
Medium risk	31-60 days past due	—	1,132	—	1,132
Higher risk	61-90 days past due	—	684	—	684
Non-performing	91+ days past due or bankrupt	—	—	8,625	8,625
	Gross loans receivable	56,735	1,816	8,625	67,176
	Allowance for loan losses	(5,711)	(1,089)	(4,520)	(11,320)
	Loans receivable, net	51,024	727	4,105	55,856

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and six months ended June 30, 2023 and 2022

4.
Loans receivable (Continued from previous page)

		As at December 31, 2022
Risk Category	Days past due	Stage 1	Stage 2	Stage 3	Total
Strong	Not past due	55,087	—	—	55,087
Lower risk	1-30 days past due	2,903	—	—	2,903
Medium risk	31-60 days past due	—	1,211	—	1,211
Higher risk	61-90 days past due	—	898	—	898
Non-performing	91+ days past due or bankrupt	—	—	9,815	9,815
	Gross loans receivable	57,990	2,109	9,815	69,914
	Allowance for loan losses	(5,794)	(1,239)	(6,040)	(13,073)
	Loans receivable, net	52,196	870	3,775	56,841

In determination of the Company’s allowance for loan losses, internally developed models are used to factor in credit risk related metrics, including the probability of defaults, the loss given default and other relevant risk factors. Management also considered the impact of key macroeconomic factors and determined that historic loan losses are most correlated with unemployment rate, inflation rate, bank prime rate and GDP growth rate. These macroeconomic factors were used to generate various forward-looking scenarios used in the calculation of allowance for loan losses. If management were to assign 100% probability to a pessimistic scenario forecast, the allowance for credit losses would have been $1,066 higher than the reported allowance for credit losses as at June 30, 2023 (December 31, 2022 – $1,222 higher).

Overall changes in the allowance for loan losses are summarized below:

	Three months ended		Six months ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022

Balance, beginning of the period	11,571	10,502	13,073	9,813
Provision for loan losses
Originations	579	660	913	1,254
Repayments	(240)	(215)	(516)	(470)
Re-measurement	2,837	3,897	5,597	6,647
Charge offs	(3,427)	(2,796)	(7,747)	(5,196)
Balance, end of the period	11,320	12,048	11,320	12,048

The provision for loan losses in the interim condensed consolidated statements of operations and comprehensive income (loss) is recorded net of recoveries for the three and six months ended June 30, 2023 of $178 and $430, respectively (June 30, 2022 – $151 and $343, respectively).

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and six months ended June 30, 2023 and 2022

5.
Property and equipment

	Computer equipment	Furniture and fixtures	Leasehold improvements	Total
Cost
Balance, December 31, 2021	2,823	1,212	2,055	6,090
Additions	455	—	—	455
Impairment	(125)	—	—	(125)
Effects of movement in exchange rate	22	(2)	—	20
Balance, December 31, 2022	3,175	1,210	2,055	6,440
Additions	8	—	—	8
Impairment	(239)	(205)	—	(444)
Disposals	(1,864)	(978)	(2,055)	(4,897)
Effects of movement in exchange rate	12	—	—	12
Balance, June 30, 2023	1,092	27	—	1,119

Accumulated depreciation
Balance, December 31, 2021	1,947	902	2,055	4,904
Depreciation	403	69	—	472
Impairment	(37)	—	—	(37)
Balance, December 31, 2022	2,313	971	2,055	5,339
Depreciation	178	26	—	204
Disposals	(1,864)	(978)	(2,055)	(4,897)
Effects of movement in exchange rate	10	—	—	10
Balance, June 30, 2023	637	19	—	656

Net book value
Balance, December 31, 2022	862	239	—	1,101
Balance, June 30, 2023	455	8	—	463

Depreciation of $96 and $204 for the three and six months ended June 30, 2023, respectively (June 30, 2022 – $128 and $227, respectively) for property and equipment is included in depreciation and amortization in the interim condensed consolidated statements of operations and comprehensive income (loss).

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and six months ended June 30, 2023 and 2022

6.
Intangible assets

	Internally generated– completed	Internally generated– in progress	Software licenses	Acquired technology assets	Customer relationships	Brand	Regulatory licenses	Total
Cost
Balance, December 31, 2021	44,640	2,998	3,976	21,000	8,900	1,000	6,800	89,314
Additions	201	7,281	—	—	—	—	—	7,482
Impairment	(18,440)	—	—	—	—	—	—	(18,440)
Transfers	3,132	(3,132)	—	—	—	—	—	—
Effects of movement in exchange rate	—	—	(3)	—	—	—	—	(3)
Balance, December 31, 2022	29,533	7,147	3,973	21,000	8,900	1,000	6,800	78,353
Additions	—	1,585	—	—	—	—	—	1,585
Impairment	—	—	(10)	—	—	—	—	(10)
Disposals	(13,597)	—	(2,599)	—	—	—	—	(16,196)
Transfers	7,187	(7,187)	—	—	—	—	—	—
Effects of movement in exchange rate	—	—	(29)	—	—	—	—	(29)
Balance, June 30, 2023	23,123	1,545	1,335	21,000	8,900	1,000	6,800	63,703

Accumulated amortization
Balance, December 31, 2021	29,510	—	3,464	1,722	1,427	—	887	37,010
Amortization	6,759	—	148	2,100	1,066	—	1,360	11,433
Impairment	(11,919)	—	—	—	—	—	—	(11,919)
Balance, December 31, 2022	24,350	—	3,612	3,822	2,493	—	2,247	36,524
Amortization	1,801	—	57	1,050	533	—	680	4,121
Disposals	(13,620)	—	(2,599)	—	—	—	—	(16,219)
Effects of movement in exchange rate	—	—	34	—	—	—	—	34
Balance, June 30, 2023	12,531	—	1,104	4,872	3,026	—	2,927	24,460

Net book value
Balance, December 31, 2022	5,183	7,147	361	17,178	6,407	1,000	4,553	41,829
Balance, June 30, 2023	10,592	1,545	231	16,128	5,874	1,000	3,873	39,243

Amortization of intangible assets of $1,983 and $4,121 for the three and six months ended June 30, 2023, respectively (June 30, 2022 – $2,886 and $5,768, respectively) is included in depreciation and amortization in the interim condensed consolidated statements of operations and comprehensive income (loss).

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and six months ended June 30, 2023 and 2022

7.
Credit facility

The credit facility consists of a $60,000 senior secured credit facility maturing on July 2, 2025. The credit facility is subject to variable interest rates that reference to 1 month USD LIBOR, or under certain conditions, the Federal Funds Rate in effect. On December 16, 2021, the Company amended its credit facility to lower the effective interest rate from a maximum of LIBOR plus 9% (with a LIBOR floor of 1.5%) to LIBOR plus 8% with no floor. There is a 0.33% fee on the available but undrawn portion of the $60,000 facility. The principal and interest balance outstanding for the credit facility as at June 30, 2023 was $44,977 (December 31, 2022 – $46,180). Refer to Note 16 for details on the reform of major interest rate benchmarks.

The credit facility is subject to certain covenants and events of default. As at June 30, 2023 and December 31, 2022, the Company was in compliance with these covenants. Interest expense on the credit facility for the three and six months ended June 30, 2023 of $1,493 and $2,948, respectively (June 30, 2022 – $1,039 and $1,972 respectively) is included in credit facility interest expense in the interim condensed consolidated statements of operations and comprehensive income (loss).

The Company has provided its senior lenders with a general security interest in all present and after acquired personal property of the Company, including certain pledged financial instruments, cash and cash equivalents.

8.
Debentures

On September 30, 2020, the Company and its debenture holders approved certain amendments to the terms of the debentures, with an effective date of July 1, 2020. Among other things, the amendments include:

i)

a reduction in the weighted average coupon interest rate, from approximately 14% to approximately 7% and the extension of the maturity date for 50% of the principal balance to January 31, 2023, and the remainder to January 31, 2024;

ii)

replacement of the former monthly interest payable by a new quarterly payment (the “Quarterly Payment”), the amount of which is fixed at 12% per annum (3% per quarter) of the principal balance of the debentures as at September 29, 2020. Debenture holders received an election to either receive the Quarterly Payment as a) an interest payment of 8% per annum (2% per quarter) with the remainder of the payment going towards reducing the principal balance of the debenture, or b) a reduction of the principal balance of the debenture equal to the amount of the Quarterly Payment;

iii)	settlement of the new Quarterly Payment on the first business day following the end of a calendar quarter at the Company’s option either in cash or Common Shares; and

iv)

an option for all debenture holders to receive a lump-sum payout of their previously unpaid interest for the period from March 1, 2020 to June 30, 2020, at a reduced interest rate of 10%. Those who elected this option were paid in Common Shares in October 2020 subsequent to the end of the quarter.

On October 7, 2020, Mogo issued 4,479,392 warrants (the “Debenture Warrants”) to its debenture holders in connection with the debenture amendments approved on September 30, 2020, at an exercise price of $2.03 per Common Share. On January 3, 2023, 1,183,965 Debenture Warrants expired unexercised. There were no Debenture Warrants outstanding as at June 30, 2023 (December 31, 2022 – 1,183,965).

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and six months ended June 30, 2023 and 2022

8.
Debentures (Continued from previous page)

The Company’s debentures balance includes the following:

	As at
	June 30, 2023	December 31, 2022
Principal balance	37,970	39,658
Discount	(1,885)	(2,118)
	36,085	37,540
Interest payable	708	726
	36,793	38,266

The Debentures are secured by the assets of the Company, governed by the terms of a trust deed and, among other things, are subject to a subordination agreement to the credit facility which effectively extends the individual maturity dates of such debentures between January 2024 and June 2025 to July 2, 2025, being the maturity date of the credit facility.

The debenture principal repayment dates, after giving effect to the subordination agreement referenced above, are as follows:

	Principal component of quarterly payment	Principal due on maturity	Total
2023	1,058	—	1,058
2024	2,221	—	2,221
2025	1,762	32,929	34,691
	5,041	32,929	37,970

The debenture principal repayments are payable in either cash or Common Shares, at Mogo’s option. The number of Common Shares required to settle the principal repayments is variable based on the Company's share price at the repayment date.

9.
Derivative financial liabilities

On February 24, 2021, in connection with a registered direct offering, the Company issued stock warrants to investors to purchase up to an aggregate of 2,673,268 Common Shares at an exercise price of US$11.00 at any time prior to three and a half years following the date of issuance.

On December 13, 2021, as part of a registered direct offering, the Company issued stock warrants to investors to purchase up to an aggregate of 3,055,556 Common Shares at an exercise price of US$4.70 at any time prior to three and a half years following the date of issuance.

The stock warrants are classified as a liability under IFRS by the sole virtue of their exercise price being denominated in USD. As such, the warrants are subject to revaluation under the Black Scholes model at each reporting date, with gains and losses recognized to the interim condensed consolidated statements of operations and comprehensive income (loss). The stock warrants are classified as a derivative liability, and not equity, due to the exercise price being denominated in USD, which is different than the Company's functional currency.

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and six months ended June 30, 2023 and 2022

9.
Derivative financial liabilities (Continued from previous page)

In the event that these warrants are fully exercised, the Company would receive cash proceeds of US$43,767, with the balance of the liability reclassified to equity at that time. If the warrants were to expire unexercised, then the liability would be extinguished through a gain in the interim condensed consolidated statements of operations and comprehensive income (loss).

	As at
	June 30, 2023	December 31, 2022
Balance, beginning of the period	419	12,688
Change in fair value due to revaluation of derivative financial liabilities	(201)	(12,558)
Change in fair value due to foreign exchange	(10)	289
Balance, end of the period	208	419

The change in fair value due to revaluation of derivative financial liabilities for the three and six months ended June 30, 2023 was a gain of $224 and $201, respectively (June 30, 2022 – gain of $8,917 and $11,106, respectively). Change in fair value due to foreign exchange for the three and six months ended June 30, 2023 was a loss of $9 and $10, respectively (June 30, 2022 – loss of $246 and $161, respectively).

Details of the derivative financial liabilities as at June 30, 2023 are as follows:

	Warrants outstanding and exercisable (000s)	Weighted average exercise price $
Balance, December 31, 2021	5,729	9.69
Warrants issued	—	—
Balance, December 31, 2022	5,729	9.69
Warrants issued	—	—
Balance, June 30, 2023	5,729	9.69

The 5,728,824 warrants outstanding noted above have expiry dates of August 2024 and June 2025.

The fair value of the warrants outstanding was estimated using the Black-Scholes option pricing model with the following assumptions:

	As at
	June 30, 2023	December 31, 2022
Risk-free interest rate	4.87 - 5.40%	4.41%
Expected life	1.2 - 2.0 years	1.6 - 2.5 years
Expected volatility in market price of shares	85 - 86%	89 - 106%
Expected dividend yield	0%	0%
Expected forfeiture rate	0%	0%

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and six months ended June 30, 2023 and 2022

10.
Geographic information
(a)
Revenue

Revenue presented below has been based on the geographic location of customers.

	Three months ended		Six months ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Canada	14,382	15,631	28,817	30,769
Europe	1,626	1,601	3,067	3,420
Other	—	58	—	357
Total	16,008	17,290	31,884	34,546

(b)
Non-current assets

Non-current assets presented below has been based on geographic location of the assets.

	As at
	June 30, 2023	December 31, 2022
Canada	109,849	120,317
Europe	401	433
Other	88	887
Total	110,338	121,637

11.
Expense by nature and function

The following table summarizes the Company’s operating expenses by nature:

	Three months ended		Six months ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Personnel expense	5,279	7,629	10,962	16,180
Depreciation and amortization	2,204	3,146	4,577	6,325
Hosting and software licenses	1,382	1,750	2,912	3,158
Stock-based compensation	802	2,574	1,095	6,185
Marketing	682	3,146	1,147	7,591
Professional services	645	613	1,455	1,853
Insurance and licenses	462	796	1,128	1,461
Premises	345	293	667	575
Credit verification costs	339	311	759	822
Others	964	937	1,919	1,699
Total	13,104	21,195	26,621	45,849

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and six months ended June 30, 2023 and 2022

11.
Expense by nature and function (Continued from previous page)

The following table summarizes the Company’s operating expenses by function including stock-based compensation and depreciation and amortization:

	Three months ended		Six months ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Technology and development	4,152	7,110	8,342	14,432
Marketing	745	3,500	1,298	8,276
Customer service and operations	3,042	4,111	6,132	8,917
General and administration	5,165	6,474	10,849	14,224
Total	13,104	21,195	26,621	45,849

12.
Revaluation gain

	Three months ended		Six months ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Change in fair value due to revaluation of derivative financial asset	—	6,980	—	6,972
Change in fair value due to revaluation of derivative financial liabilities	(224)	(8,917)	(201)	(11,106)
Unrealized (gain) loss on investment portfolio	(370)	4,566	(1,155)	4,927
Unrealized loss on digital assets	—	619	—	619
Unrealized gain on debentures	9	—	(275)	—
Realized exchange loss	32	—	32	—
Unrealized exchange loss	298	149	91	837
Total	(255)	3,397	(1,508)	2,249

13.
Other non-operating expense

	Three months ended		Six months ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Government grants	—	(56)	—	(92)
Restructuring charges	1,470	597	2,271	597
Acquisition costs and other	16	452	186	632
Total	1,486	993	2,457	1,137

During the three months ended June 30, 2023, the Company entered into a sublease agreement related to its unused Vancouver office that will recover a portion of base rent and operating costs effective July 1, 2023. The Company compared the carrying value of the related right-of-use asset and property and equipment against the estimated recoverable amount that was determined using an income approach. During the three months ended June 30, 2023, the Company recorded an impairment charge of $669 on right-of-use assets and $474 on property and equipment related to the Vancouver office in other non-operating expense (June 30, 2022 – nil).

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and six months ended June 30, 2023 and 2022

14.
Investment accounted for using the equity method

During the year ended December 31, 2021, the Company completed its strategic investment in Coinsquare Ltd. (“Coinsquare”), one of Canada’s leading digital asset trading platforms, pursuant to which Mogo acquired 12,518,473 Coinsquare common shares. The Company's percentage ownership in Coinsquare was 33.70% at June 30, 2023 (December 31, 2022 – 33.77%).

Share of income (loss) in investment accounted for using the equity method was a gain of $207 and loss of $2,972 for the three and six months ended June 30, 2023, respectively (June 30, 2022 – loss of $8,766 and $14,329, respectively).

	As at
	June 30, 2023	December 31, 2022
Balance, beginning of the period	24,989	103,821
Share of loss in investment accounted for using the equity method:
Share of investee's loss	(2,972)	(23,496)
Gain from dilution of interest in associate	—	2,927
Impairment	(5,295)	(58,263)
Balance, end of the period	16,722	24,989

As at October 12, 2022, Coinsquare Capital Markets Ltd. (“CCML”), a wholly-owned subsidiary of Coinsquare, became an IIROC Dealer Member. MogoTrade Inc. (“MTI”), a wholly-owned subsidiary of Mogo, is also an IIROC Dealer Member. Pursuant to IIROC Rule 2206, MTI and CCML are related companies because Mogo has an ownership interest of at least 20% in each of them and each is responsible for and must guarantee the other’s obligations to its clients in an amount equal to Mogo’s ownership percentage multiplied by its regulatory capital. This guarantee would only be triggered in the event of an insolvency of the related IIROC Dealer Member. As such, in the event of CCML’s insolvency, MTI would be responsible for guaranteeing CCML’s obligations to its clients up to the amount of MTI’s regulatory capital.

On July 10, 2023, Coinsquare, WonderFi Technologies Inc. ("WonderFi") and CoinSmart Financial Inc. ("CoinSmart") completed a business combination to merge their respective businesses. Before the execution of the WonderFi Transaction, Mogo received 1,353,770 shares of FRNT Financial Inc and 268,287 shares of Mogo from Coinsquare. As part of the transaction, Mogo exchanged its 12,518,473 shares in Coinsquare for 86,962,640 shares of WonderFi. Following the closing of the transaction, Mogo owns approximately 14% of the combined company, which is traded on the TSX under the ticker WNDR.TO. In addition, as Mogo has less than 20% ownership of WonderFi, the Company no longer maintains significant influence over its investment such that it will change the classification of its investment from investment in associate accounted for using the equity method to investment measured at fair value through profit and loss. Furthermore, MTI is no longer responsible for guaranteeing CCML's obligations to its clients up to the amount of MTI's regulatory capital.

The Company compared the carrying value of the investment against the estimated recoverable amount that was determined using the fair value of consideration received on July 10, 2023 as part of the merger. The estimated recoverable amount of the investment in Coinsquare was $16,722 as at June 30, 2023. During the three months ended June 30, 2023, the Company recognized impairment charges on its equity method investment in the amount of $5,295 (June 30, 2022 – nil).

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and six months ended June 30, 2023 and 2022

15.
Fair value of financial instruments

The fair value of a financial instrument is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants which takes place in the principal (or most advantageous) market at the measurement date. The fair value of a liability reflects its non-performing risk. Assets and liabilities recorded at fair value in the consolidated statements of financial position are measured and classified in a hierarchy consisting of three levels for disclosure purposes. The three levels are based on the priority of the inputs to the respective valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). An asset or liability's classification within the fair value hierarchy is based on the lowest level of significant input to its valuation. The input levels are defined as follows:

•
Level 1: Unadjusted quoted prices in an active market for identical assets and liabilities.
•
Level 2: Quoted prices in markets that are not active or inputs that are derived from quoted prices of similar (but not identical) assets or liabilities in active markets.
•
Level 3: Unobservable inputs that are supported by little or no market activity and are significant to the estimated fair value of the assets or liabilities.

(a) Valuation process

The Company maximizes the use of quoted prices from active markets, when available. A market is regarded as active if transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis. Where independent quoted market prices are not available, the Company uses quoted market prices for similar instruments, other third-party evidence or valuation techniques.

The fair value of financial instruments determined using valuation techniques include the use of recent arm’s length transactions and discounted cash flow analysis for investments in unquoted securities, discounted cash flow analysis for derivatives, third-party pricing models or other valuation techniques commonly used by market participants and utilize independent observable market inputs to the maximum extent possible.

The use of valuation techniques to determine the fair value of a financial instrument requires management to make assumptions such as the amount and timing of future cash flows and discount rates and incorporate the Company’s estimate of assumptions that a market participant would make when valuing the instruments.

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and six months ended June 30, 2023 and 2022

15.
Fair value of financial instruments (Continued from previous page)

(b) Accounting classifications and fair values

The following table shows the carrying amount and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. During the three months ended June 30, 2023, there have not been any transfers between fair value hierarchy levels.

		Carrying amount				Fair value
As at June 30, 2023	Note	FVTPL	Financial asset at amortized cost	Other financial liabilities	Total	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Investment portfolio		13,473	—	—	13,473	581	—	12,892	13,473
		13,473	—	—	13,473
Financial assets not measured at fair value
Cash and cash equivalent		—	21,093	—	21,093	21,093	—	—	21,093
Restricted cash		—	990	—	990	990	—	—	990
Loans receivable – current	4	—	66,984	—	66,984	—	66,984	—	66,984
Loans receivable – non-current	4	—	192	—	192	—	—	192	192
Other receivables		—	11,548	—	11,548	—	11,548	—	11,548
		—	100,807	—	100,807
Financial liabilities measured at fair value
Derivative financial liabilities	9	208	—	—	208	—	208	—	208
		208	—	—	208
Financial liabilities not measured at fair value
Accounts payable, accruals and other		—	—	20,846	20,846	—	20,846	—	20,846
Credit facility	7	—	—	44,977	44,977	—	44,977	—	44,977
Debentures	8	—	—	36,793	36,793	—	35,155	—	35,155
		—	—	102,616	102,616

		Carrying amount				Fair value
As at December 31, 2022	Note	FVTPL	Financial asset at amortized cost	Other financial liabilities	Total	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Investment portfolio		12,520	—	—	12,520	605	—	11,915	12,520
		12,520	—	—	12,520
Financial assets not measured at fair value
Cash and cash equivalent		—	29,268	—	29,268	29,268	—	—	29,268
Restricted cash		—	1,578	—	1,578	1,578	—	—	1,578
Loans receivable – current	4	—	69,693	—	69,693	—	69,693	—	69,693
Loans receivable – non-current	4	—	221	—	221	—	—	221	221
Other receivables		—	9,719	—	9,719	—	9,719	—	9,719
		—	110,479	—	110,479
Financial liabilities measured at fair value
Derivative financial liabilities	9	419	—	—	419	—	419	—	419
		419	—	—	419
Financial liabilities not measured at fair value
Accounts payable, accruals and other		—	—	20,773	20,773	—	20,773	—	20,773
Credit facility	7	—	—	46,180	46,180	—	46,180	—	46,180
Debentures	8	—	—	38,266	38,266	—	36,067	—	36,067
		—	—	105,219	105,219

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and six months ended June 30, 2023 and 2022

15.
Fair value of financial instruments (Continued from previous page)

(c) Measurement of fair values (Continued from previous page):

(i) Valuation techniques and significant unobservable inputs

The following tables show the valuation techniques used in measuring Level 3 fair values for financial instruments in the interim condensed consolidated statements of financial position, as well as the significant unobservable inputs used.

Type	Valuation technique	Significant unobservable inputs	Inter-relationship between significant unobservable inputs and fair value
Investment portfolio: Equities Unlisted

• Price of recent investments in the investee company

• Implied multiples from recent transactions of the underlying investee companies

• Offers received by investee companies

• Revenue multiples derived from comparable public companies and transactions

• Option pricing model

• Third-party transactions • Revenue multiples • Balance sheets and last twelve-month revenues for certain of the investee companies • Equity volatility • Time to exit events

• Increases in revenue multiples increases fair value

• Increases in equity volatility can increase or decrease fair value depending on class of shares held in the investee company

• Increases in estimated time to exit event can increase or decrease fair value depending on class of shares held in the investee company

Partnership interest and others	• Adjusted net book value	• Net asset value per unit • Change in market pricing of comparable companies of the underlying investments made by the partnership	• Increases in net asset value per unit or change in market pricing of comparable companies of the underlying investment made by the partnership can increase fair value

Loans receivable non-current	• Discounted cash flows: Considering expected prepayments and using management’s best estimate of average market interest rates with similar remaining terms.	• Expected timing and amount of cash flows • Discount rate	• Changes to the expected amount and timing of cash flow changes fair value • Increases to the discount rate can decrease fair value

Derivative financial assets	• Option pricing model	• Equity stock price and volatility	• Increase in equity stock price and volatility will increase fair value

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and six months ended June 30, 2023 and 2022

15.
Fair value of financial instruments (Continued from previous page)

(c) Measurement of fair values:

(i) Valuation techniques and significant unobservable inputs (Continued from previous page)

The following table presents the changes in fair value measurements of the Company’s investment portfolio recognized at fair value at June 30, 2023 and December 31, 2022 and classified as Level 3:

	As at
	June 30, 2023	December 31, 2022
Balance, beginning of the period	11,915	16,303
Additions	—	1,837
Transfer to Level 1 investments	—	(500)
Unrealized exchange (loss) gain	(202)	547
Unrealized gain (loss) on investment portfolio	1,179	(6,272)
Balance, end of the period	12,892	11,915

Unrealized exchange gain (loss) for Level 3 investments for the three and six months ended June 30, 2023 was a loss of $187 and $202, respectively (June 30, 2022 – gain of $292 and $112, respectively).

Unrealized gain (loss) on investment portfolio for Level 3 investments for the three and six months ended June 30, 2023 was a gain of $237 and $1,179, respectively (June 30, 2022 – loss of $4,348 and $4,336, respectively).

The fair value of the Company's current loans receivable, other receivables, and accounts payable, accruals and other approximates its carrying values due to the short-term nature of these instruments. The fair value of the Company's credit facility approximates its carrying amount due to its variable interest rate, which approximates a market interest rate. The fair value of the Company's debentures was determined based on a discounted cash flow analysis using observable market interest rates for instruments with similar terms.

(ii) Sensitivity analysis

For the fair value of equity securities, reasonably possible changes at the reporting date to one of the significant unobservable inputs, holding other inputs constant, would have the following effects.

		Profit or loss
		Increase	Decrease
Investment portfolio:
June 30, 2023	Adjusted market multiple (5% movement)	645	(645)

December 31, 2022	Adjusted market multiple (5% movement)	626	(626)

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and six months ended June 30, 2023 and 2022

16.
Nature and extent of risk arising from financial instruments

Risk management policy

In the normal course of business, the Company is exposed to financial risk that arises from a number of sources. Management’s involvement in operations helps identify risks and variations from expectations. As a part of the overall operation of the Company, Management takes steps to avoid undue concentrations of risk. The Company manages these risks as follows:

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counter‑party to a financial instrument fails to meet its contractual obligations and arises primarily from the Company’s loans receivable. The maximum amount of credit risk exposure is limited to the gross carrying amount of the loans receivable disclosed in these financial statements.

The Company acts as a lender of unsecured consumer loans and lines of credit and has little concentration of credit risk with any particular individual, company or other entity, relating to these services. However, the credit risk relates to the possibility of default of payment on the Company’s loans receivable. The Company performs on‑going credit evaluations, monitors aging of the loan portfolio, monitors payment history of individual loans, and maintains an allowance for loan loss to mitigate this risk.

The credit risk decisions on the Company’s loans receivable are made in accordance with the Company’s credit policies and lending practices, which are overseen by the Company’s senior management. Credit quality of the customer is assessed based on a credit rating scorecard and individual credit limits are defined in accordance with this assessment. The consumer loans receivable is unsecured. The Company develops underwriting models based on the historical performance of groups of customer loans which guide its lending decisions. To the extent that such historical data used to develop its underwriting models is not representative or predictive of current loan book performance, the Company could suffer increased loan losses.

The Company cannot guarantee that delinquency and loss levels will correspond with the historical levels experienced and there is a risk that delinquency and loss rates could increase significantly.

Interest rate risk

Changes in market interest rates may have an effect on the cash flows associated with some financial assets and liabilities, known as cash flow risk, and on the fair value of other financial assets or liabilities, known as price risk. The Company is exposed to interest rate risk primarily relating to its credit facility that bear interest fluctuating with USD LIBOR. The credit facility does not have a USD LIBOR floor. As at June 30, 2023, LIBOR is 5.10% (December 31, 2022 – 4.32%). The debentures have fixed rates of interest and are not subject to variability in cash flows due to interest rate risk.

A fundamental reform of major interest rate benchmarks (the "Reform") is being undertaken globally. The USD LIBOR will cease to be published in June 2023 for all USD LIBOR tenors. Management has performed an assessment on the impact of the Reform and has determined that the Company only has exposure to the Reform through its credit facility and the nature of the risks are operational and financial. Operational risk includes ensuring proper contractual terms are in place and engagement with the credit facility lender on the progress and impact of their own transition. Financial risk includes the impact on the economics of the financial instruments.

As at June 30, 2023, the transition of the benchmark rate for the credit facility as a result of the Reform is in progress. Management has determined that the credit facility contract contains clauses for replacement of the USD LIBOR benchmark rate with an alternative benchmark that was confirmed to be the Secured Overnight Financing Rate. The Reform has not resulted in changes to the Company's risk management strategy.

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and six months ended June 30, 2023 and 2022

16.
Nature and extent of risk arising from financial instruments (Continued from previous page)

The Company’s accounts payable and accruals are substantially due within 12 months. The maturity schedule of the Company’s credit facility and debentures are described below. Management’s intention is to continue to refinance any outstanding amounts owing under the credit facility and debentures, in each case as they become due and payable. The debentures are subordinated to the credit facility which has the effect of extending the maturity date of the debentures to the later of contractual maturity or the maturity date of credit facility. See Note 7 and 8 for further details.

	2023	2024	2025	2026	2027	Thereafter
Commitments - operational
Lease payments	501	817	851	867	608	637
Accounts payable	4,909	—	—	—	—	—
Accruals and other	16,135	—	—	—	—	—
Interest – Credit facility (Note 7)	2,957	5,914	2,957	—	—	—
Interest – Debentures (Note 8)	1,496	2,888	2,026	—	—	—
	25,998	9,619	5,834	867	608	637
Commitments – principal repayments
Credit facility (Note 7)	—	—	44,977	—	—	—
Debentures (Note 8) (1)	1,058	2,221	34,691	—	—	—
	1,058	2,221	79,668	—	—	—
Total contractual obligations	27,056	11,840	85,502	867	608	637

(1) The debenture principal repayments are payable in either cash or Common Shares, at Mogo’s option. The number of Common Shares required to settle the principal repayments is variable based on the Company's share price at the repayment date.

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and six months ended June 30, 2023 and 2022

17.
Equity

(a)
Share capital

The Company’s authorized share capital is comprised of an unlimited number of Common Shares with no par value and an unlimited number of preferred shares issuable in one or more series. The Board is authorized to determine the rights and privileges and number of shares of each series of preferred shares.

As at June 30, 2023, there were 74,610,948 (December 31, 2022 – 74,977,540) Common Shares and no preferred shares issued and outstanding.

For the three months ended June 30, 2023, the Company repurchased 359,862 Common Shares for cancellation under the share repurchase program at an average price of CAD $0.98 per share, for a total repurchase cost of $351.

(b)
Treasury share reserve

The treasury share reserve comprises the cost of the shares held by the Company. As at June 30, 2023, the Company held 303,816 of Common Shares (December 31, 2022 – 303,816).

(c)
Options

The Company has a stock option plan (the “Plan”) that provides for the granting of options to directors, officers, employees and consultants. The exercise price of an option is set at the time that such option is granted under the Plan. The maximum number of Common Shares reserved for issuance under the Plan is the greater of i) 15% of the number of Common Shares issued and outstanding, and ii) 3,800,000. As a result of a business combination with Mogo Finance Technology Inc. completed on June 21, 2019, there were additional options issued, which were granted pursuant to the Company’s prior stock option plan (the “Prior Plan”). As at June 30, 2023, there are 97,000 of these options outstanding that do not contribute towards the maximum number of Common Shares reserved for issuance under the Plan as described above.

Each option entitles the holder to receive one Common Share upon exercise. No amounts are paid or payable by the recipient on receipt of the option. The options carry neither right to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of expiry. Options issued under the Plan have a maximum contractual term of eight years and options issued under the Prior Plan have a maximum contractual term of ten years.

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and six months ended June 30, 2023 and 2022

17.
Equity (Continued from previous page)

(c)
Options (Continued from previous page)

A summary of the status of the stock options and changes in the period is as follows:

	Options outstanding (000s)	Weighted average grant date fair value $	Weighted average exercise price $	Options exercisable (000s)	Weighted average exercise price $
Balance, December 31, 2021	8,924	—	4.64	3,036	3.93
Options issued	3,456	1.06	1.41	—	—
Exercised	(47)	1.22	1.59	—	—
Forfeited	(2,711)	3.56	3.51	—	—
Balance, December 31, 2022	9,622	—	3.03	3,709	3.74
Options issued	2,167	0.65	0.92	—	—
Exercised	—	—	—	—	—
Forfeited	(1,607)	2.76	3.16	—	—
Balance, June 30, 2023	10,182	—	2.31	3,767	2.95

The above noted options have expiry dates ranging from December 2023 to June 2031.

With the exception of performance-based stock options, the fair value of each option granted was estimated using the Black-Scholes option pricing model with the following assumptions:

Six months ended
	June 30, 2023	June 30, 2022
Risk-free interest rate	3.02 - 3.68%	1.73 - 2.58%
Expected life	5 years	5 years
Expected volatility in market price of shares	90 - 91%	87 - 90%
Expected dividend yield	0%	0%
Expected forfeiture rate	0% - 15%	0% - 15%

These options generally vest either immediately or monthly over a three-to-four-year period.

Total stock-based compensation costs related to options and RSUs for the three and six months ended June 30, 2023 was $801 and $1,094 respectively (June 30, 2022 – $2,542 and $6,095).

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and six months ended June 30, 2023 and 2022

17.
Equity (Continued from previous page)
(d)
RSUs

RSUs are granted to executives and other key employees. The fair value of an RSU at the grant date is equal to the market value of one Common Share. Executives and other key employees are granted a specific number of RSUs for a given performance period based on their position and level of contribution. RSUs vest fully after three years of continuous employment from the date of grant and, in certain cases, if performance objectives are met as determined by the Board. The maximum number of Common Shares which may be made subject to issuance under RSUs awarded under the RSU Plan is 500,000.

As at June 30, 2023, the balance of RSUs outstanding is 2,000 (December 31, 2022 – 2,000).

(e)
Warrants

	Warrants outstanding (000s)	Weighted average exercise price $	Warrants exercisable (000s)	Weighted average exercise price $
Balance, December 31, 2021	1,990	4.60	1,757	5.04
Warrants issued	—	—	—	—
Balance, December 31, 2022	1,990	4.60	1,874	4.80
Warrants issued	—	—	—	—
Warrants exercised	—	—	—	—
Warrants expired	(1,184)	2.03	(1,184)	2.03
Balance, June 30, 2023	806	8.37	806	8.37

The 806,216 warrants outstanding noted above have expiry dates ranging from August 2023 to June 2025, and do not include the stock warrants accounted for as a derivative financial liability discussed in Note 9.

On October 7, 2020, Mogo issued 4,479,392 Debenture Warrants to its debenture holders in connection with the debenture amendments approved on September 30, 2020, at an exercise price of $2.03 per Common Share. On January 3, 2023, 1,183,965 Debenture Warrants expired unexercised. There were no Debenture Warrants outstanding as at June 30, 2023 (December 31, 2022 – 1,183,965).

In connection with a marketing collaboration agreement with Postmedia Network Inc. (“Postmedia”) dated January 25, 2016 and amended on January 1, 2018, January 1, 2020 and March 1, 2023 effective until December 31, 2024, Mogo issued Postmedia a total of 1,546,120 warrants, of which 1,312,787 have been exercised by June 30, 2023 for cash proceeds of $1,696. 233,333 vested warrants remain outstanding as at June 30, 2023. The warrants remain exercisable until August 24, 2023 subject to an earlier liquidation event. Subsequent to an amendment entered into on June 3, 2020, the exercise price of the warrants was reduced to $1.292.

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and six months ended June 30, 2023 and 2022

17.
Equity (Continued from previous page)

(e)
Warrants (Continued from previous page)

During the year ended December 31, 2021, the Company also issued 572,883 warrants to purchase Common Shares with exercise prices ranging from USD $5.63 to USD $12.63 per warrant in connection with broker services rendered on offerings during the period. As at June 30, 2023, these warrants remain outstanding and exercisable.

Warrants issued to investors are denominated in a currency other than the functional currency of the Company therefore do not meet the definition of an equity instrument and are classified as derivative financial liabilities. Refer to Note 9 for more details.

18.
Related party transactions

Related party transactions during the three and six months ended June 30, 2023, include transactions with debenture holders that incur interest. The related party debentures balance as at June 30, 2023, totaled $314 (December 31, 2022 – $306). The debentures bear annual coupon interest of 8.0% (December 31, 2022 – 8.0%) with interest expense for the three and six months ended June 30, 2023, totaling $6 and $12, respectively (June 30, 2022 – $6 and $13, respectively). The related parties involved in such transactions include shareholders, officers, directors, and management, close members of their families, or entities which are directly or indirectly controlled by close members of their families. The debentures are ongoing contractual obligations that are used to fund our corporate and operational activities.

19.
Subsequent events

On August 10, 2023, the Company completed a share consolidation of its share capital on the basis of one post-consolidation Common Share for each three pre-consolidation Common Shares.